Taylor Capital Group
First Quarter Earnings Call

Details for Conference Call: 866-788-0547 code 84217500

Internet Audio Broadcast: www.taylorcapitalgroup.com

TaylorCapitalGroup

Forward-Looking Statement

This presentation includes forward-looking statements that reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words including "may," “might,” “contemplate,” “plan,” “prudent,” “potential,” “should,” "will," "expect," "anticipate," "believe," "intend," "could" and "estimate" and similar expressions. These forward-looking statements are based on information currently available to us and are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities in 2011 and beyond to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and other factors include, without limitation: the risk that our regulators could require us to maintain regulatory capital in excess of the levels needed to be considered well capitalized; the risk that our allowance for loan losses may prove insufficient to absorb probable losses in our loan portfolio; possible volatility in loan charge-offs and recoveries between periods; negative developments and further disruption in the credit and lending markets impacting our business and the businesses of our customers, as well as other banks and lending institutions with which we have commercial relationships; the continued decline in residential real estate sales volume and the likely potential for continuing illiquidity in the real estate market, including within the Chicago metropolitan area; the risks associated with the high volume of loans secured by commercial real estate in our portfolio; the uncertainties in estimating the fair value of developed real estate and undeveloped land in light of declining demand for such assets and continuing illiquidity in the real estate market; the risks associated with the planned growth of our new mortgage unit, including the expansion into new geographic markets; lending concentration risks; the risks associated with attracting and retaining experienced and qualified personnel, including our senior management and other key personnel in our core business lines; uncertainty in estimating the fair value of loans held for sale and the possibility that we will not be able to dispose of these assets on terms acceptable to us; security risks relating to our internet banking activities that could damage our reputation and our business; the potential impact of certain operational risks, including, but not limited to, data processing system failures and errors and customer or employee fraud; the risks associated with implementing our business strategy and managing our growth effectively, including our ability to preserve and access sufficient capital to execute on our strategy; the effect on our profitability if interest rates fluctuate, as well as the effect of our customers’ changing use of our deposit products; the ability to use net operating loss carryforwards to reduce future tax payments if an ownership change of the Company is deemed to have occurred for tax purposes; the possibility that our wholesale funding sources may prove insufficient to replace deposits at maturity and support our growth; continuation of volatility in the capital markets; the effectiveness of our hedging transactions and their impact on our future results of operations; the conditions of the local economy in which we operate and continued weakness in the local economy; changes in general economic and capital market conditions, interest rates, our debt credit ratings, deposit flows, loan demand, loan syndication opportunities and competition; regulatory restrictions and liquidity constraints at the holding company level that could impair our ability to pay dividends or interest on our outstanding securities; significant restrictions on our operations as a result of our participation in the TARP CPP; the impact of changes in legislation, including the Dodd-Frank Act, or regulatory and accounting principles, policies or guidelines affecting our business, including those relating to capital requirements; and other economic, competitive, governmental, regulatory and technological factors impacting our operations.

For further information about these and other risks, uncertainties and factors, please review the disclosure included in the section captioned "Risk Factors” in our December 31, 2010 Annual Report on Form 10-K filed with the SEC on March 22, 2011. You should not place undue reliance on any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements or risk factors, whether as a result of new information, future events, changed circumstances or any other reason after the date of this presentation.

TaylorCapitalGroup

Agenda

- » First Quarter 2011 Financial Highlights:
  Mark Hoppe, President and Chief Executive Officer
- » Results of Operations: Randy Conte, Chief Financial Officer and Chief Operations Officer
- » Business Highlights and Summary: Mark Hoppe, President and Chief Executive Officer
- » Questions & Answers

First Quarter 2011 Financial Highlights

TaylorCapitalGroup

Positive overall quarter: posted net income, lower provision drove improved results

- **Posted net income of $388,000**
- **Completed a $25 million capital raise**
- **Continued to pursue ‘fix and grow’ strategy**
- **Encouraging signs of improvement in fix strategy:**
  - Significantly lower provision for loan losses
  - Commercial criticized and classified loans down, though nonperforming loans up slightly
- **Grow strategy posted modest results though pre-tax, pre-provision earnings from core operations declined due to contraction in mortgage loan volumes**

TaylorCapitalGroup

Net income of $388,000 in 1Q 2011 a result of significantly lower credit costs

Credit Costs (Provision + Nonperforming Asset Expense)



$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
In thousands
$16,317
$39,731
$17,834
$27,455
$26,068
$48,001
$19,666
$69,182
$13,518
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10
1Q11
Provision
NPA Expense

Total provision of $10.2 million in 1Q 2011; the lowest since 1Q 2008

TaylorCapitalGroup

Commercial criticized and classified loans down at 3/31/11 by $175.2MM from peak at 6/30/09

Watch List of Commercial Criticized and Classified Loans*



$500,000
$400,000
$300,000
$200,000
$100,000
$0
In thousands
$428,257
$453,067
$441,191
$406,306
$368,242
$381,050
$322,252
$303,923
$277,896
3/31/09
6/30/09
9/30/09
12/31/09
3/31/10
6/30/10
9/30/10
12/31/10
3/31/11

*Commercial watch list of criticized and classified loans (special mention, substandard, and nonaccrual loans) in commercial & industrial, commercial real estate, residential construction and land, and commercial construction and land federal collateral codes. Excludes consumer loans.

Despite watch list decline, commercial loans on nonaccrual up slightly at 3/31/11 from 12/31/10

Commercial Nonaccrual Loans by Category



In thousands
$200,000
$180,000
$160,000
$140,000
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0
$178,301
$182,597
$154,093
$130,147
$131,664
$145,670
$107,112
$147,053
$153,544
3/31/09
6/30/09
9/30/09
12/31/09
3/31/10
6/30/10
9/30/10
12/31/10
3/31/11
Commercial and Industrial
Commercial Real Estate Secured
Residential Construction and Land
Commercial Construction and Land

TaylorCapitalGroup

Long-term trend: nonaccrual loans relatively flat, but significant reduction in commercial criticized and classified loans

Commercial Criticized and Classified Loans and Nonaccrual Loans Trend*



$500,000
$450,000
$400,000
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
In thousands
12/31/07
3/31/08
6/30/08
9/30/08
12/31/08
3/31/09
6/30/09
9/30/09
12/31/09
3/31/10
6/30/10
9/30/10
12/31/10
3/31/11
Watch List
Nonaccrual Loans

*Commercial watch list of criticized and classified loans (special mention, substandard, and nonaccrual loans) in commercial & industrial, commercial real estate, residential construction and land, and commercial construction and land federal collateral codes. Excludes consumer loans.

TaylorCapitalGroup

First Quarter 2011
Results of Operations

TaylorCapitalGroup

Core earnings down 4Q 2010 to 1Q 2011 due to lower mortgage results

Pre-tax, Pre-provision Earnings from Core Operations*


In thousands
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$11,614
$11,439
$15,152
$14,821
$14,194
$17,282
$20,597
$16,862
$13,800
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10
1Q11

*For a reconciliation to GAAP measures of pre-tax, pre-provision earnings from core operations, also referred to as core earnings, please see page 22 of this presentation.

TaylorCapitalGroup

Net interest income down 4Q 2010 to 1Q 2011 due to lower loan volumes

Net Interest Income



$40,000
$30,000
$20,000
$10,000
$0
In thousands
$27,346
$30,380
$32,375
$32,810
$33,467
$34,678
$34,367
$33,562
$32,187
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10
1Q11

TaylorCapitalGroup

Margin down due to lower loan volumes in 1Q 2011 compared to 4Q 2010

Net Interest Margin (Tax Equivalent)*



4.0%
3.0%
2.0%
1.0%
0%
2.58%
2.76%
2.92%
3.10%
3.15%
3.17%
3.25%
3.12%
3.07%
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10
1Q11

*Adjustment reflects tax-exempt interest income on an equivalent before-tax basis assuming a tax rate of 35%.

TaylorCapitalGroup

Noninterest income down from 4Q 2010 due to lower mortgage revenue, but up from 1Q 2010

Noninterest Income *(Excluding Gains or Losses on the Sales of Investment Securities and Purchased Mortgage Loans)*



In thousands
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
$4,633
$4,542
$4,349
$4,433
$4,963
$6,021
$11,748
$10,993
$6,857
Refinance Boom
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10
1Q11
Mortgage Origination Revenue
Service Charges
Other Noninterest Income

TaylorCapitalGroup

Revenue down in 1Q 2011, partially offset by decrease in variable commission expenses

Total Revenue and Noninterest Expense Trends*



$50,000
$40,000
$30,000
$20,000
$10,000
$0
In thousands
$32,025
$20,411
$34,922
$23,483
$35,373
$20,221
$36,587
$21,766
$36,408
$22,214
$40,694
$23,412
$45,705
$25,108
$44,574
$27,712
$39,072
$25,272
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10
1Q11
Total Revenue
Noninterest Expense

*For a reconciliation of revenue to GAAP measures, please see page 23 of this presentation; noninterest expense quoted above is less NPA expense.

TaylorCapitalGroup

First Quarter 2011
Business Highlights

TaylorCapitalGroup

‘Grow strategy’ gains traction in Cole Taylor Business Capital: new offices, higher utilization

» **Cole Taylor Business Capital added 3 new offices in April:**
- Minneapolis, MN
- Dallas, TX
- Memphis, TN

» **Loan commitments increased to $718.9MM at 1Q 2011**

» **Fundings increased $37.8MM from 4Q 2010 to 1Q 2011**
- Line utilization increased from 49% to 54%, but remains at historical low levels

CTBC Total Loan Portfolio


In thousands
$400,000
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
$128,920
$139,846
$159,899
$171,844
$217,977
$258,154
$317,677
$350,751
$388,557
3/31/09
6/30/09
9/30/09
12/31/09
3/31/10
6/30/10
9/30/10
12/31/10
3/31/11

TaylorCapitalGroup

Commercial and industrial loans steady; overall loan balances down due to decreases in real estate related credits

Total Commercial, C&I and Real Estate Related Loan Balances



$3,500,000
$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$0
In thousands
$2,636,067
$1,754,876
$881,191
3/31/09
6/30/09
9/30/09
12/31/09
3/31/10
6/30/10
9/30/10
12/31/10
3/31/11
Total Commercial Loans
C&I Loans, Including Commercial Owner Occupied Real Estate
Real Estate Loans (CRE, Residential Const and Land, Comm Const and Land)

- » Commercial and industrial loans, including owner-occupied real estate, holding steady despite competitive pricing pressure and slow economic growth locally
- » Reductions in total commercial and in real estate related loans due to intentional run-off and charge-offs
- » Resuming CRE lending in 2011

TaylorCapitalGroup

Capital ratios remain above regulatory definition for ‘well-capitalized’ banks

Capital Ratio Trends


16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
0.00%
12/31/07
12/31/08
12/31/09
12/31/10
3/31/11

Capital Ratios	1Q 2011
Total Capital (to Risk Weighted Assets)	14.24%
Tier 1 Capital (to Risk Weighted Assets)	10.26%
Leverage Ratio	7.72%

- Total Capital (to Risk Weighted Assets) Regulatory definition of ‘well-capitalized’: 10.0%
- Tier I Capital (to Risk Weighted Assets) Regulatory definition of ‘well-capitalized’: 6.0%
- Leverage (to average assets) Regulatory definition of ‘well-capitalized’: 5.0%

TaylorCapitalGroup

Summary

TaylorCapitalGroup

Net income of $388,000, improvement due to reduced provision, despite lower core earnings

» **Continued to pursue 'fix and grow' strategy**

» **Fix Strategy:**
- Lower provision for loan losses
- Lowest level of commercial criticized and classified loans since 12/31/07

» **Grow Strategy:**
- Cole Taylor Business Capital: expanding national platform with three new offices; increased utilization drove improved fundings in 1Q 2011
- Commercial Banking: steady in the face of slow economic growth and pricing pressure
- Retail Banking: strong core deposit growth in 1Q 2011
- Cole Taylor Mortgage: revenues down due to decrease in loan originations; continue to invest in order to achieve a national platform and appropriate scale

TaylorCapitalGroup

Non-GAAP Measure of Pre-tax, Pre-Provision Earnings from Core Operations

The Company's accounting and reporting policies conform to U.S. generally accepted accounting principles ("GAAP") and general practice within the banking industry. Management uses certain non-GAAP financial measures to evaluate the Company's financial performance and has provided the non-GAAP measure of pre-tax, pre-provision earnings from core operations and the non-GAAP measure of revenue. For the non-GAAP financial measure of pre-tax, pre-provision earnings from core operations, the provision of loan losses, nonperforming asset expense and certain non-recurring items, such as gains and losses on investment securities, are excluded from the determination of operating results. The non-GAAP measure of revenue is calculated as the sum of net interest income and noninterest income less securities gains and losses. Management believes that these measures are useful because they provide a more comparable basis for evaluating financial performance from core operations period to period.

Schedule reconciling earnings in accordance with GAAP to the non-GAAP measurement of pre-tax, pre-provision earnings from core operations are provided below.

	FOR THE THREE MONTHS ENDED								
	3/31/11	12/31/10	9/30/10	6/30/10	3/31/10 ($ in thousands)	12/31/09	9/30/09	6/30/09	3/31/09
Loss before income taxes	$ 282	$ (45,323)	$ 33,735	$ (30,577)	$ (10,441)	$ (3,676)	$ (2,304)	$ (20,697)	$ (4,039)
Add back (subtract)									
Provision for loan losses	10,241	59,923	18,128	43,946	21,130	19,002	15,539	39,507	15,563
Nonperforming asset expense (income)	3,277	9,259	1,538	4,055	4,938	8,453	2,295	224	754
(Gain) Loss on investment securities		(6,997)	(32,804)	(142)	(1,433)	(8,958)	(378)	(7,595)	(664)
Pre-tax, pre-provision earnings from core operations	$ 13,800	$ 16,862	$ 20,597	$ 17,282	$ 14,194	$ 14,821	$ 15,152	$ 11,439	$ 11,614

TaylorCapitalGroup

Non-GAAP Measure of Revenue

The Company's accounting and reporting policies conform to U.S. generally accepted accounting principles ("GAAP") and general practice within the banking industry. Management uses certain non-GAAP financial measures to evaluate the Company's financial performance and has provided the non-GAAP measure of pre-tax, pre-provision earnings from core operations and the non-GAAP measure of revenue. For the non-GAAP financial measure of pre-tax, pre-provision earnings from core operations, the provision of loan losses, nonperforming asset expense and certain non-recurring items, such as gains and losses on investment securities, are excluded from the determination of operating results. The non-GAAP measure of revenue is calculated as the sum of net interest income and noninterest income less securities gains and losses. Management believes that these measures are useful because they provide a more comparable basis for evaluating financial performance from core operations period to period.

Schedule reconciling earnings in accordance with GAAP to the non-GAAP measurement of revenue are provided below.

	FOR THE THREE MONTHS ENDED								
	3/31/11	12/31/10	9/30/10	6/30/10	3/31/10	12/13/09	9/30/09	6/1/09	3/31/09
	($ in thousands)								
Net Interest Income	$ 32,187	$ 33,562	$ 34,367	$ 34,678	$ 33,467	$ 32,810	$ 32,375	$ 30,380	$ 27,346
Non Interest Income	6,885	18,009	44,142	6,158	4,374	12,735	3,376	12,137	5,343
Add back (subtract)									
(Gain) Loss on investment securities		(6,997)	(32,804)	(142)	(1,433)	(8,958)	(378)	(7,595)	(664)
Revenue	$ 39,072	$ 44,574	$ 45,705	$ 40,694	$ 36,408	$ 36,587	$ 35,373	$ 34,922	$ 32,025

TaylorCapitalGroup